December 27, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Linda Cvrkel

Re:                             AMC Entertainment Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 29, 2013

(File No. 001-08747)

Dear Ms. Cvrkel:

We are submitting the following responses to the Staff’s comments made in its letter of December 17, 2013 addressed to AMC Entertainment Inc. (the “Company”) in connection with the Company’s Form 10-KT, filed on March 29, 2013 (the “Form 10-KT”).  Where applicable, we have incorporated revisions in response to the Staff’s comments into an amendment to the Form 10-KT, the Company’s Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013, the Company’s Form 10-Q for the period ended June 30, 2013, filed on August 13, 2013, and the Company’s Form 10-Q for the period ended September 30, 2013, filed on November 8, 2013, which we are concurrently filing herewith.

For ease of reference, each of the Staff’s comments is reproduced below in bold text and is followed by the Company’s response.

Form 10-KT for the transition period from March 30, 2012 to December 31, 2012

Note 2- Merger, page 85

1.              We note your disclosure on page 85 indicating that an aggregate of $32,340,000 for success fees to financial advisors, bond amendment consent fees, professional and consulting fees, payments for cancellation of stock based compensation and management success bonuses were contingent on the consummation of the Merger. We also note that since the Company’s accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the merger was consummation, these fees were not recorded in the Consolidated Statement of Operations for the Predecessor period since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. As indicated in our prior comments with respect to the financial statements of AMC Entertainment Holdings, Inc. as included in its registration statements on Form S-1, as amended, please revise Note 2 to separately disclose the nature and amounts of the various costs comprising the $32,340,000 of contingent costs that have not been reflected as

One AMC Way

11500 Ash Street, Leawood, Kansas 66211

913 213 2000

expenses in the financial statements of the predecessor or successor entities. In a related matter, please revise the disclosure in Note 2 with respect to such costs to include only those costs that were actually contingent upon the completion of the merger transaction. In this regard, as noted in our prior comments with respect to the financial statements of AMC Entertainment Holdings, Inc., certain professional fees included in the aggregate $32,340,000 of such costs do not appear to be contingent upon completion of the merger and should have been expensed as incurred in the Company’s financial statements for the predecessor period ended August 30, 2012.

We have revised Note 2 in Amendment No. 2 to our Form 10-KT filed on December 24, 2013 to separately disclose the nature and amounts of the various costs comprising the $31,462,000 of contingent costs that have not been reflected as expenses in the financial statements of the predecessor or successor entities and further note that such disclosure includes only those costs that were contingent upon the completion of the Merger.

Other

2.              Please address our comments on the financial statements and related disclosures of AMC Entertainment Holdings Inc. included in its registration statement on Form S-1 filed on 8/30/2012 and in the subsequent amendments to the registration statement, in any future filings made by AMC Entertainment Inc., as applicable.

We will address the Staff’s comments on the financial statements and related disclosures of AMC Entertainment Holdings, Inc. included in its registration statement on Form S-1 filed August 30, 2012 and in subsequent amendments to the registration statement, in future filings made by AMC Entertainment Inc., as applicable.

Form 10-Q for the period ended September 30, 2013

Note 1. Basis of Presentation, page F-6

Prior Period Adjustments, page 8

3.              We note your disclosure indicating that the Company revised its presentation during the third quarter of 2013 to record the adjustments necessary to correct the valuation allowance for deferred tax assets recognized when “push down” accounting was applied at the date of the Merger and to correct changes in the valuation allowance for deferred tax assets recognized subsequent to the Merger. We also note that management determined that during the successor period from August 31, 2012 through December 31, 2012, reductions to the valuation allowance for deferred tax assets were incorrectly recorded, resulting in an understatement of tax expense and net loss from continuing operations of $5,520,000. We further note that the Company adjusted for the cumulative effect in the carrying amount of other long-term liabilities for the immaterial error related to the successor period from August 31, 2012 through December 31, 2012 of $5,520,000 with an offsetting adjustment to accumulated deficit. We additionally note your disclosure that such adjustments do not require previously filed reports with the SEC to be amended and such corrections may be made the next time the Company files the prior year financial statements. In light of the materiality of the amounts involved and as previously discussed in conference calls with your management, please amend your Form 10-K for the year ended December 31, 2012 and your subsequent quarterly reports on Form 10-Q for all relevant quarterly periods in 2013 to correct the errors to your deferred tax asset valuation allowance and related provision for income taxes in the appropriate periods. In preparing your amended financial statements, please label the revised financial statements as “restated” and provide all of the disclosures required by ASC 250-10-50-7 in the notes to the amended financial statements. Financial information for this period elsewhere in the filings should be similarly revised.

We have amended our Form 10-K for the transition period ended December 31, 2012 and our Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013 to correct the errors to our deferred tax valuation allowance and related provision for income taxes in the appropriate periods.  We have labeled the revised financial statements as “restated” and have provided all of the disclosures required by ASC 250-10-50-7 in the notes to the amended financial statements.  Financial information for the amended periods elsewhere in the filings have been similarly revised.  We have amended our Form 10-Q for the period ended September 30, 2013 to remove the disclosure from Note 1-Prior Period Adjustments that such adjustments do not require previously filed reports with the SEC to be amended and such corrections may be made the next time the Company files the prior year financial statements.  We did not revise or label as restated the financial statements included in our Form 10-Q for the period ended September 30, 2013 as the amounts were originally reported in the appropriate periods.

We further acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosures in our filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (913) 213-2191.

Sincerely yours,

/s/ Chris A. Cox

Chris A. Cox
Senior Vice President and Chief Accounting Officer